Exhibit 99.1

4 June 2003

CABLE AND WIRELESS PLC
ANNOUNCES RESULTS FOR YEAR ENDED 31 MARCH 2003
AND REFOCUS OF GROUP OPERATIONS

RESULTS FOR THE YEAR ENDED 31 MARCH 2003

Group revenue	£4,391m

EBITDA before exceptional operating costs	£334m

Loss before tax, exceptional items and goodwill amortisation	£(224)m

Total operating loss*	£(6,000)m

Exceptional items and goodwill amortisation	£(6,149)m

Loss for the financial year	£(6,533)m

Net cash	£1,619m

Capital expenditure	£731m

Dividend for the year	1.6 pence

* Operating loss after exceptional operating costs and including JVs and associates

REFOCUS OF GROUP OPERATIONS

“To create a group of profitable national telecoms companies with strong positions in their primary markets” – Francesco Caio, CEO

•	Restructure UK business, building on core skills and strengths
•	Withdraw from US operations – considering all options
•	Develop national businesses, drawing on UK product and service capabilities
•	New management team in place - driving urgency, discipline and customer focus
•	Transparent and accountable business structure
•	Increase financial flexibility by suspending the dividend for a year

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward looking statements. See those which appear, or are referred to, in the cautionary statements and the risk factors in the company's Form 20F 2002. We may identify further factors in future filings with the SEC.

It should be noted that past performance cannot be relied upon as a guide to future performance in respect of the company’s securities.

Chairman’s Statement

The last year was a turbulent one for Cable & Wireless. The company started the year optimistic that its diversification into data highways, hosting and IP services (collectively called Global) would position the company well for a prosperous future. It then announced the need to restructure its US operations to reduce the running losses and cashflow drain to which it realised it was exposed. Finally the present Board decided that there is not a long term viable business for Cable & Wireless in the United States and we intend to withdraw in the most cost effective way possible, taking into account our customers’ interests.

When I arrived in January 2003, it was very soon apparent that my priorities should be to: provide a stable financial environment within which the company could plan its future; appoint a new Chief Executive and create a new non-executive team; and set a deadline for determining a strategy which would deliver sustainable and acceptable returns over time with manageable residual risk.

Key to creating a stable financial environment was the removal of the uncertainty surrounding ten years’ open UK tax computations and the associated issue of monies placed in escrow to support an indemnity given to Deutsche Telekom when it purchased One2One. The release of the funds in escrow, supported by our decision to suspend dividend payments for a year, provides the working capital to tackle the restructuring with confidence. The focus on cash controls has started to produce results and the net cash balance at the year end was some £500m better than we might have expected in November. Looking forward, emphasising Profit Before Tax (PBT) rather than Earnings Before Interest, Tax, Depreciation, and Amortisation (EBITDA) will be a constant reminder of the impact of cash and capital expenditure management on the financial health of the company.

In reconstructing the Board, the company has been fortunate in recruiting Francesco Caio as its new Chief Executive and Kevin Loosemore as its new Chief Operating Officer. The transfer of Rob Rowley from non-executive director and Chairman of the Audit Committee to Executive Deputy Chairman has brought timely support to the finance function. The new non-executive directors Bernard Gray, Graham Howe, Tony Rice and Kasper Rorsted bring a range of highly relevant skills from their backgrounds in finance and restructuring, telecoms and IT, and government and public sector affairs.

Whilst preparing the work to determine the strategic future for the company, we have continued to restructure the US operations as announced in November. This plan is compatible in large part with any subsequent decision to exit. Francesco Caio has completed his strategic review. The Board has agreed that the company will withdraw from the US, take steps to radically improve the unsatisfactory operating results in the UK and build upon its strong positions in national telecom companies around the world. We are determined to implement these strategies in the most cost-effective way possible and this means we will report progress and costs as the implementation plan proceeds, rather than discussing particular tactics in advance. We believe this approach will best protect shareholder value.

The continuing operating loss to 31 March 2003, before exceptionals and goodwill amortisation, was £(207) million from a turnover of £4.2 billion. Once we have implemented our current restructuring and performance improvement plans, we can then see a business with turnover of approximately £3.5 billion generating a double digit operating profit margin. This would represent a respectable financial base from which we can build and develop a successful future.

The company has a substantial management task ahead. Not only must we successfully deliver on our strategic and operational changes, but also change the culture to more fully embrace our customers, be they end users of our services or host governments where we operate.

Francesco Caio, Chief Executive of Cable & Wireless said:

“Our aim is to create a group of profitable national telecoms companies with strong positions in their primary markets and closely bound by a common strategy; shared marketing, technical and regulatory skills; and a culture of performance and customer orientation. We already have the building blocks, and today we are announcing important strategic changes, a new organisation and restructuring plans, which represent the next steps along the road to achieving this ambition.

“As of today the Group will have a simpler organisation structure that, by removing the Global and Regional divisions, will ensure lower overheads, clear accountabilities and more effective transfer of knowledge and skills.

“In the UK, one of the world’s largest telecoms markets, Cable & Wireless’ market share is second only to BT. Whilst the UK business makes a positive EBITDA, its loss before tax is unsatisfactory. Performance has declined and as a result, we are restructuring the business to drive efficiency, improve our network services and focus the company on building market share with our target customers. As our detailed plans firm up we envisage, among other initiatives, a reduction in headcount of approximately 1,500 over an 18 to 24 month period. To finalise the plan and lead the challenge, we have appointed Royston Hoggarth as Chief Executive of Cable & Wireless UK. Royston, and the Chief Executives of our other businesses, will report to Kevin Loosemore our Chief Operating Officer.

“Our US subsidiaries make losses, consume cash and require significant management attention. Both hosting and IP services are businesses which have limited interaction with the rest of the Group and are not central to our plans. They may have value to the right owner but they are not sustainable for us with their current cost structure. We have initiated a wide ranging cost control programme and it is our intention to withdraw from the US; all options are being explored.

“Our national (fixed and mobile) telecoms operations, previously known as Regional, have seen solid performance in the year and good progress. In facing the challenges of liberalisation, we are determined to sustain this performance in the future with effective marketing and rigorous cost and capital expenditure management. We will focus on mobile growth opportunities with the creation of dedicated units. Over time we intend to add to our current position and invest selectively to expand our footprint.

“In Continental Europe, we have launched a divestment programme that will focus our activities on the provision of services to other licensed telecom operators and to multinational corporate customers, many of whom are headquartered in the UK. We have announced disposals of non-core operations in Sweden, Belgium, the Netherlands, Italy and Switzerland.

“Cable & Wireless IDC provides international voice and data services to companies in Japan and South East Asia. Although it operates in a market dominated by NTT, it delivers acceptable results and has good prospects.

“Across the Group we are focusing on Profit before Tax (PBT) and cash. More rigorous cost control and capital management disciplines have been introduced to ensure that our restructuring plans can be accommodated within the Group’s existing financial resources. Suspending the dividend for 12 months increases our flexibility as we evaluate our options.

“At the heart of our plans is the conviction that we must make the most of our core skills and focus on our key customers to rebuild Cable & Wireless as a strong, profitable telecoms operator. In the UK, we have the scale to develop products and processes of which the rest of the Group can take advantage. Although conditions remain tough, we are confident of improving performance with the first step being the cutting of our cost base through the measures announced today.”

Management changes

To simplify the business we are creating a country-based structure with CEO’s responsible for Profit & Loss, Cash Flow and Balance Sheet.

The Regional and Global structures are being removed. Robert Lerwill will be leaving Cable & Wireless and will be stepping down from the Board with immediate effect. He will be providing assistance for a short period in introducing the new management team to key Regional contacts.

Adrian Chamberlain will become Group Director, Strategy & Business Development reporting to Francesco Caio, and remains a member of the Board.

We are delighted to announce two new members of the management team. Andrew Garard will be joining Cable & Wireless as Group General Counsel from Reuters Group plc.

Royston Hoggarth will join as CEO of Cable & Wireless UK. Royston is currently Chief Executive, International at LogicaCMG plc.

Cash and funding

Tight cash management is a key focus and fundamental to realising the potential of the Group. Cable & Wireless closed the year with total cash balances of £3,165 million. Total borrowings were £1,546 million, of which long term debt was £721 million. The net cash balance was £1,619 million. Cable & Wireless believes this provides the necessary liquidity to carry out its restructuring plans announced today.

Dividend

To give greater financial flexibility during this transitional period, the Board has decided to suspend dividends for 12 months. Thus no final dividend will be proposed for the financial year 31 March 2003 and no interim dividend declared for the financial year 31 March 2004. However, the Board intends to pay a final dividend for the financial year 31 March 2004. The level of this payment will be determined by reference to progress made against the restructuring plan and the resultant improved financial performance of the Group.

Investment and impairment

In recent years, the Group has invested substantial amounts in the development and maintenance of a global IP network and supporting infrastructure in pursuit of its strategy. At the half year, the Group recognised an impairment charge of £3,500 million. The Group conducted a further review, as required by accounting standards which resulted in a further fixed asset impairment charge of £1,479 million and a further goodwill impairment charge of £12 million.

The depreciation impact on operating profit following the impairment is estimated to be £300 million.

Operating lease commitments

In November 2002, Cable & Wireless disclosed estimated gross property and other lease commitments in the region of £2.2 billion as at 30 September 2002. The Company has continued to review its property portfolio and at 31 March 2003 estimated gross property and other lease commitments reduced to £1.6 billion.

The reduction is due to £162 million lease payments made, £102 million payments avoided by exiting leases, £235 million due to identification of break clauses and the exclusion of property rates taxes of £128 million previously included in the UK analysis.

Progress on restructuring initiatives

In September 2002, Cable & Wireless announced the disposal of its US retail voice and data customer bases. In November 2002, Cable & Wireless announced the conclusions of its review of Cable & Wireless Global’s activities: to refocus its US and Continental European operations on multinational Service Provider and Enterprise customers. Key milestones in the US and Continental Europe since November have been:

•	Termination of US e-messaging and international voice business
•	Closure of five data centres in the US
•	Successful migration of key multinational customers following data centre closures
•	Disposal of domestic business in Sweden, Belgium, the Netherlands, Italy and Switzerland
•	Headcount reduction in the US from 3,807 to 2,774 and in Continental Europe from 1,390 to 1,136 in the year to 31 March 2003.

Statement on results for the year ended 31 March 2003

The results and commentary below focus on continuing activities on a geographic basis, reflecting the unwinding of the Cable & Wireless Regional and Cable & Wireless Global structures.

EBITDA and operating profit/(loss) described below have been adjusted to exclude exceptional items and goodwill amortisation (Adjusted).

In presenting financial information for the year ended 31 March 2003 regarding the businesses that formed part of Cable & Wireless Global, certain assumptions have been made regarding revenue and cost allocation based on unaudited management information. This is necessary, as the businesses have not been managed separately throughout the year. As announced today, these businesses will now be managed separately, with individual balance sheets, profit and loss accounts and cashflows, and formal intragroup pricing. The information provided today should therefore be used as a guide to the relative performance of the businesses. It may not be directly comparable with future analysis.

The following discussion should be read in conjunction with the Group Profit and Loss account, Balance Sheet and Cash Flow Statement set out on pages 15 to 17.

Exchange rate movements have had a significant impact on the results of the Group, especially in those geographies with US dollar denominated transactions. During the year there has been an 8% devaluation in the US dollar against sterling and a 14% devaluation in the Jamaican dollar against sterling. At constant currency, Group continuing revenue decreased by 5% and continuing EBITDA decreased by 38%.

Financial analysis on a geographic basis is given in Appendix A.

United Kingdom - Revenue £1,728m, Adjusted EBITDA £110m, Adjusted operating loss £(303)m

Revenue declined by 16% in the year, resulting from a decline in the performance of the Service Provider channel and a refocusing of the Business channel on a smaller and more targeted customer base.

Service Provider revenue declined by 22% as some carriers migrated traffic onto their own infrastructure, price competition became more aggressive and the proportion of international voice traffic with lower revenue per minute than mobile traffic increased. In the second half of the year, Cable & Wireless began to see increased customer demand for Carrier Preselect Services (CPS).

The decision to exit low margin business, announced at the end of 2002, combined with pricing pressure, led to a 25% decline in Business revenue. Business accounts have now stabilised, with the result that revenue increased by 2% since 30 September 2002.

Enterprise revenue continued to rise, up 14% in the year. Growth was driven by new customer wins and contract expansion, particularly as customers migrate more of their services into managed solutions. Major new contract wins that will benefit revenue in future years include Yorkshire Building Society, NHS Information Authority and mmO2 plc. Marks & Spencer plc and CGNU plc also expanded contracts with Cable & Wireless during the year.

Total operating costs declined by 7%. Outpayments and network costs declined by 15% reflecting revenue decline, network efficiency measures and lower tail circuit costs following OFTEL’s determination on pricing of partial private circuits.

Staff costs were reduced by 2% and headcount at 31 March 2003 was 5,682.

Caribbean - Revenue £783m, Adjusted EBITDA £298m, Adjusted operating profit £255m

The phased telecommunications liberalisation process in Jamaica concluded in March 2003, in accordance with the agreement established in 1999 between Cable & Wireless and the Jamaican Government.

A key regulatory focus is the need for ‘rebalancing’ - the removal of cross-subsidies between international services and domestic services by increasing domestic charges and reducing international rates.

Within the Caribbean operations revenue increased by 1% at constant currency (a 9% decline at actual rates), driven predominantly by a 26% increase in mobile revenue. Despite competition for subscribers, the mobile subscriber base increased by 65% to 943,000 subscribers. Domestic voice revenue also increased, up 6%, reflecting successful rebalancing in the year and continued growth, particularly in fixed to mobile traffic. As part of the liberalisation process and with continuing pressure on settlement rates, international revenue fell 9%. Fixed lines declined by 2% in the year to 857,000 lines. IP revenue also grew substantially, up 19% reflecting customer demand, supported by the continued roll out of ADSL services. IP subscribers in the region increased by 9% to 77,000 subscribers.

Total operating costs increased by 7% at constant currency (a 4% decrease at actual rates). This increase was driven principally by increases in outpayments and network costs from increasing traffic volume and terminations on third party networks.

Staff costs were 16% of revenue and headcount at 31 March 2003 was 5,073.

Operating profit includes a £34 million contribution from the associate Telecommunications Services of Trinidad and Tobago, up 6% year on year at constant currency.

United States - Revenue £512m, Adjusted EBITDA £(211)m, Adjusted operating loss £(255)m

Revenue for the continuing businesses increased by 4% at constant currency (a 3% decline at actual rates) and include a full year’s results for Exodus Communications, Inc. (Exodus) and Digital Island, Inc. (Digital Island). Second half revenue declined 31% at actual rates compared to revenue in the first half. The decline in the continuing businesses was primarily due to Cable & Wireless’ decision (announced 13 November 2002) to refocus its US and European operations on multinational Service Provider and Enterprise customers. This led to increased levels of churn by domestic hosting customers as data centres were rationalised. Factors also contributing to the half on half decline were the withdrawal from international voice and e-messaging services in January 2003.

In September 2002, Cable & Wireless announced the disposal of the retail voice and data customer bases, which have been treated as discontinued. The discontinued business generated revenue of £144 million in 2002/03.

Operating costs for the continuing business increased by 13% at constant currency (an increase of 6% at actual rates) and include a full year’s cost for the Exodus and Digital Island businesses. Costs in the second half declined over the first half as data centres were rationalised and headcount was reduced.

During the year £567 million was provided for restructuring the business and £145 million of cash was spent. The restructuring relates to the closure of the US domestic voice business (£288 million), the closure of five data centres and redundancy costs of (£248 million) and other costs (£31 million).

Japan - Revenue £323m, Adjusted EBITDA £22m, Adjusted operating loss £(40)m

Revenue in Japan declined by 4% at constant currency (down 11% at actual rates). This reflected a 40% decline at actual rates in Service Provider revenue following migration of traffic onto customers’ own networks. Business revenue increased by 6% at actual rates following the acquisition in the prior year of PSINet Japan and Exodus KK. Enterprise revenue increased by 5% at actual rates due to the continuing development of the sales capability in this channel.

Total operating costs increased by 3% at constant currency (down 2% at actual rates) due to an 11% decline in outpayments and certain network costs at actual rates. Other operating costs increased by 8% at actual rates. This increase was due to property and administrative costs following the hosting acquisitions. Staff costs increased 26% at constant currency for the same reason.

Headcount at 31 March 2003 was 1,157.

Europe - Revenue £304m, Adjusted EBITDA £(41)m, Adjusted operating loss £(69)m

Revenue increased by 2% at constant currency (flat at actual rates), driven primarily by Service Provider performance and Business customer premise equipment sales during the year.

Total operating costs increased by 1% at constant currency (an increase of 4% at actual rates). Network costs and outpayments increased by 1% at actual rates due to revenue growth and the costs of migrating customers off the networks of distressed operators on to Cable & Wireless’ infrastructure. Headcount reduced to 1,136 at the year-end, with staff costs declining 14%.

Following the announcement of 13 November 2002 that Cable & Wireless would refocus its European business on multinational Enterprise and Service Providers, the Group has now completed the disposal of its domestic business in Belgium, the Netherlands and Sweden in Northern Europe and Switzerland. The Northern European business is being sold to IP-Eye and the Swiss business to Smart Telecom. The value of net assets sold to IP-Eye was approximately Euro 2 million. The value of the net assets of the business sold to Smart Telecom was approximately Euro 300,000. The sale of the Italian business, announced today, was executed in two parts with assets in Bologna and Modena sold to Iset and assets in Rome sold to Unidata.

Cable & Wireless Panama - Revenue £279m, Adjusted EBITDA £136m, Adjusted operating profit £91m

Despite adverse economic conditions and the full liberalisation of the market in January 2003, Cable & Wireless Panama delivered revenue growth of 1% at constant currency (a decline of 6% at actual rates). This increase was due to strong growth in the mobile subscriber base, up 72% in the year to 300,000 subscribers. IP revenue also performed well, growing by 68%. Domestic fixed line revenue increased by 2%. Panama’s poor economic conditions impacted international revenue which declined 19% as traffic volumes failed to compensate for the continuing reductions in tariffs and settlement rates.

Total operating costs declined by 5% at constant currency, a decline of 12% at actual rates. Higher customer acquisition costs, driven by growth in the mobile subscriber base, were more than offset by lower international outpayments. The launch of the GSM mobile network during the year, and the continued provision of TDMA services, resulted in higher network costs.

Staff costs declined 17% at constant currency. Headcount at 31 March 2003 was 2,218.

Rest of World - Revenue £199m, Adjusted EBITDA £96m, Adjusted operating profit £116m

“Rest of World” comprises the results of what were Cable & Wireless Regional’s businesses in the Atlantic, Pacific and Indian Oceans, the Middle East and Guernsey.

The acquisition of Cable & Wireless Guernsey in May 2002 contributed £32m to revenue. This contribution, together with strong tourist seasons in the Maldives and the Seychelles boosting international roaming revenue, was the key driver of 37% constant currency revenue growth for the countries (an increase of 25% at actual rates).

Total operating costs increased by 49% at constant currency, reflecting the impact of the addition of Cable & Wireless Guernsey.

Headcount at 31 March 2003 was 1,955.

Operating profit includes a contribution of £23m from Batelco, based in Bahrain, up 15% (at constant currency) as a result of growth in mobile and IP.

Macau - Revenue £150m, Adjusted EBITDA £60m, Adjusted operating profit £42m

Revenue increased 11% at constant currency (a 3% increase at actual rates) reflecting a strong performance in data and IP, driven by growing demand for ADSL, value added internet offerings and the successful launch of the Asia Cities Project (a project to provide end-to-end data and IP services to business customers using Cable & Wireless Regional’s local licences, local market knowledge and existing resources of the Group).

Total operating costs increased by 11% at constant currency, in line with revenue growth. Headcount at 31 March 2003 was 947.

2003/04 Quarterly Trading Statements

On 10 March 2003 Cable & Wireless announced its intention to issue quarterly trading statements after the end of each quarter. The first quarter trading statement will include details of first quarter revenue and net cash and will be issued on 24 July 2003.

CABLE & WIRELESS GROUP

The following financial and operations review analysis and discussion should be read in conjunction with the Group’s consolidated profit and loss, balance sheet and cash flow statement on pages 15 to 17.

Profit and loss
Revenue	Adjusted**	2003	Growth
	2002
	£m	£m	%
Cable & Wireless Global - Capacity sales	7	—	(100)
Cable & Wireless Global – Excluding capacity sales	3,264	2,867	(12)

Cable & Wireless Global	3,271	2,867	(12)
Cable & Wireless Regional	1,459	1,411	(3)
Intra group eliminations	(34)	(31)	9

Continuing businesses	4,696	4,247	(10)
Discontinued business and other disposals *	1,052	144	(86)

Group Revenue	5,748	4,391	(24)

EBITDA & loss before tax	2002	2003	Growth
	£m	£m	%
Cable & Wireless Global	199	(120)	(160)
Cable & Wireless Regional	627	590	(6)
Corporate charges	(50)	(41)	18

Continuing businesses	776	429	(45)
Discontinued business and other disposals *	(41)	(95)	(132)

EBITDA before exceptionals	735	334	(55)
Depreciation before exceptionals	(1,072)	(735)	31
Associates and joint ventures	115	75	(35)

Total operating loss before exceptionals and amortisation	(222)	(326)	(47)
Interest and other non-operating items	208	102	(51)

Loss before tax, exceptionals and goodwill amortisation	(14)	(224)
Exceptional items	(3,973)	(6,023)	(52)
Goodwill amortisation before exceptionals	(562)	(126)	78

Loss before tax	(4,549)	(6,373)	(40)

*	Operations disclosed in 2003 as discontinued relate to the US retail voice and data business. Discontinued business and other disposals in 2002 relate to the US retail voice and data business, Cable & Wireless Optus and Mitratel. Under FRS 3 the disposal of Mitratel is not classified as discontinued. Mitratel contributed £7 million to revenue, £2 million to EBITDA and £1 million to operating profit in 2002.
**	Results presented following the adoption of UITF Abstract 36, Contracts for sales of capacity.

Attributable Loss	2002	2003

	Reported**	Underlying	Goodwill	Exceptional	Reported**
		result	amortisation	Items
			before
			exceptionals
	£m	£m	£m	£m	£m
Loss before tax	(4,549)	(224)	(126)	(6,023)	(6,373)
Tax	(311)	(94)	—	58	(36)

Loss after tax	(4,860)	(318)	(126)	(5,965)	(6,409)
Minority interest	(94)	(102)	—	(22)	(124)

Attributable Loss	(4,954)	(420)	(126)	(5,987)	(6,533)

Loss per share (pence)	(181.2)	(18.0)	(5.4)	(257.0)	(280.4)

Exceptional Items	2002 £m	2003 £m

Asset impairment — Cable & Wireless Global	(1,718)	(2,266)
Asset impairment — Cable & Wireless Regional	(191)	—
Goodwill impairment — Cable & Wireless Global	(2,007)	(2,723)
Goodwill impairment — Other operations	—	(2)

Asset and goodwill impairment — total	(3,916)	(4,991)
Disposals of operations	1,057	(85)
Investment write-down	(904)	(390)
Other net exceptional items	(210)	(557)

Total	(3,973)	(6,023)

In light of the further decline in the performance of Cable & Wireless Global during the second half of the year, the balance sheet values of Cable & Wireless Global’s tangible assets have been reviewed. This has resulted in a further fixed asset impairment of £1,479 million and an increase of goodwill impairment of £12 million. This is in addition to the write down of fixed assets and goodwill of £787 million and £2,713 million respectively at the half year.

The write down has been determined in accordance with the requirements of FRS 11 which involve, amongst other factors, assuming a growth rate after five years that is restricted to the long term average growth rates of the countries in which the Group operates, of approximately 2.5%. This requirement places a limit on the value that can be attributed to the business which should not therefore be taken as a reflection of its long-term value.

Disposal of operations include £200 million of exit costs, and a £31 million write down of redundant assets for the restructuring of the US retail voice and data business, and profits on disposals of £62 million including £54 million on the disposal of MobileOne (Asia) Pte Ltd. £84 million has also been released relating to accrued costs of disposals no longer required.

Current asset investments have been written down by £274 million to market value. ESOP shares have been written down to market value resulting in a write off of £116 million.

Other exceptional items include a charge of £248 million for the restructuring of Cable & Wireless Global. This includes property, redundancy and other costs, of £182 million, £52 million and £14 million respectively. In addition, costs of integrating the business activities of Digital Island and Exodus of £31 million, redundancy costs principally within Cable & Wireless Regional of £38 million, provisions in respect of rentals on vacant properties of £44 million, £81 million for onerous network contracts and distressed carrier asset write-offs, and a write-off of redundant fixed assets totalling £115 million have also been incurred.

Cash flow	2002/03			2002

	H1 £m	H2 £m	Full Year £m	£m

EBITDA before exceptional items	172	162	334	735
Exceptional cash items	(92)	(227)	(319)	(338)
Working Capital	23	57	80	35
Capital additions	(450)	(360)	(810)	(1,868)

Operating Cashflow	(347)	(368)	(715)	(1,436)
Tax, interest & other	19	(302)	(283)	(341)
Acquisitions/Disposals		110	107	3,084
Share buy-back & dividends	(82)	(37)	(119)	(1,774)

Movement in cash balances	(413)	(597)	(1,010)	(467)
Cash brought forward	2,629	2,216	2,629	3,096

Total net cash	2,216	1,619	1,619	2,629

Operating cash flow in the period has improved significantly compared to the previous year reflecting the benefit of a £1,058 million reduction in capital expenditure and the adverse impacts of reduced EBITDA (£401 million).

Capital expenditure for the year to 31 March 2003 at £810 million fell 57% compared to the prior year (balance sheet additions totalled £752 million for 2003 including £21 million for the Cable & Wireless Guernsey acquisition).

The final dividend for the year ended 31 March 2002 of £82 million was paid during the year as was the interim dividend of £37 million for the year ended 31 March 2003.

At 31 March 2003 the Group net cash balance was £1,619 million, compared to £2,629 million at 31 March 2002 and £2,216 million at 30 September 2002. The net cash balance at 31 March 2003 comprised £3,165 million of cash (including treasury instruments held as current investments of £11 million) and £1,546 million of debt.

Pensions

The triennial actuarial valuation of the principal United Kingdom defined benefit pension scheme was prepared at 31 March 2002. The valuation of the Scheme disclosed a shortfall in the market value of the Scheme assets compared with the accrued liabilities. This was principally due to the fall in the Scheme’s asset values following the fall in global equity markets between 1 April 1999 and 31 March 2002. Thus, with agreement from the actuary, the Company increased its contributions to the Scheme to 20% of salary with effect from 1 April 2002, and made a one-off contribution to the Scheme of £47 million in December 2002 in respect of the shortfall. It should be noted that this scheme was closed to new members in 1999.

At 31 March 2002, the Group disclosed a deficit calculated using FRS 17 principles of £47 million in respect of funded defined benefit schemes, £33 million of which related to the principal UK scheme. At 30 September 2002, a preliminary estimate indicated a potential deficit under FRS 17 of the principal UK scheme in the region of £375 million to £400 million. At 31 March 2003, the deficit calculated for the funded benefit schemes increased to £476 million in respect of the principal UK scheme and £54 million in respect of the rest of the Group. The deficit in unfunded defined benefit schemes at 31 March 2003 was £48 million (31 March 2002: £29 million), £18 million in respect of the UK (31 March 2002: £15 million).

The latest estimate using FRS 17 principles at 28 May 2003 indicates an FRS 17 deficit of £430 million on the principal UK scheme.

Insurance

Pender Insurance Limited (Pender), the Group’s Isle of Man insurance subsidiary, has written policies in favour of the Group and third parties. Significant claims have been made against Pender under certain of these third party policies. Pender is currently taking legal advice and it intends to defend vigorously these claims, and has notified its reinsurers where appropriate. The Board of Pender, in accordance with FRS 12 determined that no provision was required in its financial statements for these claims for the year ended 31 March 2003. Since 31 March 2003, Pender has ceased to write third party insurance.

Leases

The Group has entered into property and other operating leases in the ordinary course of business with minimum lease terms ranging from 1 year to 50 years. The effect such obligations are expected to have on liquidity and cash flow in future periods is summarised below.
Payments due by period	Total £m	Less than 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	After 5 years £m

Operating lease payments	1,612	245	182	160	140	132	753
(undiscounted)

In addition, under certain property operating leases Cable & Wireless could be required to make payments to lessors at the end of the lease to restore the condition of the properties. These amounts will not be known until the leases expire. The actual amounts paid may be reduced in the event that Cable & Wireless is able to exit the contracts prior to the minimum lease term expiring.

In November 2002, Cable & Wireless disclosed estimated gross property and other lease costs in the region of £2.2 billion as at 30 September 2002. Since announcing this amount, the Group has continued to review its property portfolio. The outcome of that review, together with the impact of lease exits achieved and payments made by 31 March 2003 reduce this figure to £1.6 billion. This is analysed in the table below.

Property and other lease costs	US £m	Continental Europe £m	UK £m	Japan £m	Regional £m	Total £m
Total estimated full term payments at 30
September 2002	937	130	950	135	87	2,239
Reclassification[1]	34	(34)	—	—	—	—
Property rates taxes[2]	—	—	(128)	—	—	(128)
Impact of minimum break clause[3]	—	—	(203)	(32)	—	(235)
Lease payments extinguished in period[4]	(61)	(7)	(33)	(1)	—	(102)
Lease payments made in period	(60)	(28)	(39)	(23)	(12)	(162)

Total at 31 March 2003	850	61	547	79	75	1,612

Of which:
Provided in balance sheet at 31 March 2003	348	19	36	2	—	405

Notes to table above
[1]	A property located in Europe but managed by the US business has been reclassified from Continental Europe to US in the table.
[2]	Certain property rates taxes were included in the estimated property lease commitments for the UK at 30 September 2002.
[3]	Estimated minimum lease commitments in respect of UK and Japan leases have been reduced significantly following a detailed review of break clauses within the lease agreements entered into by the Group.
[4]	Payments extinguished in the period represent ongoing lease commitments that have been avoided by exiting the leases.

Contacts

David Prince	Group Finance Director	020 7315 4905

Investor Relations:
Louise Breen	Director, Investor Relations, London	020 7315 4460
Caroline Stewart	Manager, Investor Relations, London	020 7315 6225
Virginia Porter	Vice President, Investor Relations, New York	001 646 735 4211

Media:
Susan Cottam	Director, Corporate Communications	020 7315 4410
Peter Eustace	Head of Media Relations	020 7315 4495

Interviews with Richard Lapthorne, Chairman and Francesco Caio, CEO in video/audio and text will be available from 07:00 on Wednesday 4 June on: www.cw.com and on www.cantos.com.

Consolidated Profit And Loss Account
for the year ended 31 March

		Continuing operations (including acquisitions) £m	Discontinued operations £m	2003 £m			Continuing operations £m	Discontinued operations £m	2002 £m
Turnover of the Group including its share of joint ventures and associates		4,507	144	4,651			4,984	1,114	6,098
Share of turnover of - joint ventures		(195)	—	(195)			(216)	(69)	(285)
- associates		(65)	—	(65)			(65)	—	(65)

Group turnover		4,247	144	4,391			4,703	1,045	5,748
Operating costs before depreciation, amortisation and exceptional items		(3,818)	(239)	(4,057)			(3,925)	(1,088)	(5,013)
Exceptional operating costs		(442)	—	(442)			(204)	(6)	(210)
	| |										| |
EBITDA		(13)	(95)	(108)			574	(49)	525

Depreciation before exceptional items		(711)	(24)	(735)			(912)	(160)	(1,072)
Exceptional depreciation		(2,324)	(57)	(2,381)			(1,822)	(87)	(1,909)
Amortisation of goodwill before exceptional items		(126)	—	(126)			(561)	(1)	(562)
Exceptional amortisation		(2,725)	—	(2,725)			(1,794)	(213)	(2,007)

Total operating costs		(10,146)	(320)	(10,466)			(9,218)	(1,555)	(10,773)

Group operating loss		(5,899)	(176)	(6,075)			(4,515)	(510)	(5,025)
Share of operating profits in joint ventures		53	—	53			51	44	95
Share of operating profits in associates		22	—	22			20	—	20

Total operating loss		(5,824)	(176)	(6,000)			(4,444)	(466)	(4,910)
Exceptional profits less (losses) on sale and termination of operations
		—	(147)	(147)			—	1,057	1,057
	| | | |										| | | |
Profits less (losses) on disposal of fixed assets before exceptional items		—	—	—			(10)	3	(7)
Exceptional items		62	—	62			—	—	—

Profits less (losses) on disposal of fixed assets		62	—	62			(10)	3	(7)
Exceptional write down of investments		(390)	—	(390)			(904)	—	(904)

Loss on ordinary activities before interest		(6,152)	(323)	(6,475)			(5,358)	594	(4,764)
Net interest and other similar income/(charges)			| | |			| | |		| | |			| | |
- Group				103					227
- Joint ventures and associates				(1)					(12)

Total net interest and other similar income				102					215

Loss on ordinary activities before taxation				(6,373)					(4,549)
Tax on loss on ordinary activities				(36)					(311)

Loss on ordinary activities after taxation				(6,409)					(4,860)
Equity minority interests				(124)					(94)

Loss for the financial year				(6,533)					(4,954)
Dividends				(37)					(427)

Loss for the year retained				(6,570)					(5,381)

Basic loss per Ordinary Share				(280.4	)p				(181.2	)p
Basic loss per Ordinary Share before exceptional items andgoodwill amortisation				(18.0	)p				(8.4	)p
Diluted loss per Ordinary Share				(280.4	)p				(181.2	)p
Dividends per Ordinary Share				1.6	p				16.5	p

The Group has adopted early the new accounting standard UITF Abstract 36 ‘Contracts for sales of capacity’ which is mandatory for accounting periods ending on or after 22 June 2003. Accordingly, the comparative figures have been adjusted to take account of the effect of this new accounting standard.

Group balance sheet
at 31 March

		2003	2002
		£m	£m
	Fixed assets
	Intangible assets	(2)	2,900
	Tangible assets	1,937	4,617

	Loans to joint ventures and associates	1	9
	Interest in net assets of joint ventures	148	330
	Investments in associates	83	78
	Other investments	123	209

	Total fixed asset investments	355	626

		2,290	8,143

	Current assets
	Stocks	51	82
	Current asset investments	246	1,155
Debtors	- due within one year	1,455	2,374
	- due after more than one year	166	164
	Short term deposits	2,958	4,063
	Cash at bank and in hand	196	216

		5,072	8,054

	Creditors: amounts falling due within one year	(3,275)	(3,971)

	Net current assets	1,797	4,083

	Total assets less current liabilities	4,087	12,226

	Creditors: amounts falling due after more than one year	(807)	(2,031)
	Provisions for liabilities and charges	(760)	(838)

		(1,567)	(2,869)

	Net assets	2,520	9,357

	Capital and reserves
	Called up share capital	596	595
	Share premium account	1,745	1,745
	Capital redemption reserve	105	105
	Profit and loss account	(297)	6,513

	Equity shareholders' funds	2,149	8,958
	Equity minority interests	371	399

		2,520	9,357

Group cash flow statement
for the year ended 31 March

	2003	2002
	£m	£m
Net cash inflow from operating activities	95	94

Dividends from joint ventures	13	11
Dividends from associates	15	15

	28	26

Returns on investments and servicing of finance
Interest and similar income received	197	383
Interest paid	(88)	(238)
Net interest element of finance lease rentals paid	(2)	(5)
Dividends paid to minorities	(70)	(61)
Dividends received from preference shares	—	54

	37	133

Taxation	(438)	(139)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(810)	(1,868)
Sale of tangible fixed assets	15	21
Purchase of current asset investments	(3)	(608)
Purchase of investments	(38)	(121)
Sale of current asset investments	600	—
Sale of investments	11	900
Loans to joint ventures and associates	10	2

	(215)	(1,674)

Acquisitions and disposals
Receipts from sales of subsidiary undertakings	14	2,372
Purchase of selected assets and business activities of Exodus	—	(478)
Purchase of shareholdings in subsidiary undertakings (net of cash received)	2	(49)
Receipts from sale of associates	94	—

	110	1,845

Equity dividends paid to shareholders	(119)	(669)

Management of liquid resources
Movement in short term investments and fixed deposits (net)	(1,040)	2,586

Financing
Purchase of own shares	—	(1,107)
Issue of ordinary share capital	1	2
Capital element of finance lease rental repayments	(18)	(15)
Other long term debt issued	88	1,338
Long term debt repaid	(649)	(785)

	(578)	(567)

(Decrease)/increase in cash in the year	(2,120)	1,635

Group statement of total recognised gains and losses
for the year ended 31 March

	2003	2002
	£m	£m

Loss for the financial year	(6,533)	(4,954)
Currency translation differences on foreign currency net investments and related borrowings
	(240)	20
Tax charge on translation differences taken to reserves	—	(3)

Total loss relating to the financial year	(6,773)	(4,937)

Prior year adjustment - change in accounting policy for capacity sales	(66)

Total losses recognised since last annual report	(6,839)

Reconciliation of movements in equity shareholders' funds
for the year ended 31 March

		2003	2002
		£m	£m

	Loss for the financial year	(6,533)	(4,954)
Dividends	- interim	(37)	(40)
	- special interim	—	(304)
	- final	—	(83)

	Loss for the year carried forward	(6,570)	(5,381)
	Other recognised gains and losses relating to the year	(240)	17
	Purchase of own shares	—	(1,107)
	New share capital issued	1	2
	Goodwill written back	—	410

	Net decrease in equity shareholders’ funds	(6,809)	(6,059)
	Opening equity shareholders’ funds	8,958	15,017

	Closing equity shareholders ’ funds	2,149	8,958

Opening equity shareholders funds were originally £9,024 million before deducting a prior year adjustment of £66 million (2002 - £15,252 million before deducting a prior year adjustment of £235 million) relating to a change in accounting policy for capacity sales.

Segmental analysis of Group turnover
for the year ended 31 March

		2003			2002
		£m			£m
C&W Global
US	|	512	|	|	530	|
UK	|	1,728	|	|	2,075	|
Europe	|	304	|	|	305	|
Japan	|	323	|	|	361	|

		2,867			3,271

C&W Regional
Caribbean (including Panama)		1,062			1,150
Asia (including Sakhalin)		154			156
Rest of World		195			160
		1,411			1,466

Inter-regional turnover		(31)			(34)

Continuing operations		4,247			4,703
Discontinued operations		144			1,045

Group turnover		4,391			5,748

Segmental analysis of Group operating (loss)/profit before interest and taxation for the year ended 31 March

	Operating (loss)/ profit before exceptional items	Exceptional items	(Loss)/profit on ordinary activities before interest and taxation

			2003	2002
	£m	£m	£m	£m
C&W Global	(794)	(5,460)	(6,254)	(4,741)
C&W Regional	430	(35)	395	257
Other	(44)	(378)	(422)	(945)
Discontinued operations	(119)	(204)	(323)	594
Joint ventures and associates	75	54	129	71

	(452)	(6,023)	(6,475)	(4,764)

Segmental analysis of Group share of turnover and operating profit/(loss) of joint ventures and associates
for the year ended 31 March

	Turnover		Operating profit/(loss)
	2003	2002	2003	2002
	£m	£m	£m	£m
C&W Global
Global Services	6	—	—	(6)

C&W Regional
Caribbean	111	109	35	35
Asia	52	75	13	17
Rest of World	91	97	27	25

Continuing operations	260	281	75	71
Discontinued operations	—	69	—	44

	260	350	75	115

The Global Services category comprises businesses which provide services to multi-national customers and consequently supply these services from many geographic locations.

Exceptional items
for the year ended 31 March

	Note	Exceptional items £m	Taxation £m	Minority interest£m	2003 £m	Exceptional items £m	Taxation £m	Minority interest £m	2002 £m

Operating items
Operating costs	(i),(vi)	(442)	10	11	(421)	(210)	—	3	(207)
Exceptional depreciation	(ii),
charge	(iii),(vii)	(2,381)	48	—	(2,333)	(1,909)	—	28	(1,881)
Goodwill impairment charge	(ii),(vii)	(2,725)	—	—	(2,725)	(2,007)	—	—	(2,007)

		(5,548)	58	11	(5,479)	(4,126)	—	31	(4,095)

Non-operating items
Profits less (losses) on sale and termination of operations	(iii),(viii)	(147)	—	—	(147)	1,057	(228)	7	836
Profits less (losses) on disposal of fixed assets	(iv)	62	—	(33)	29	—	—	—	—
Write down of investments	(v),(ix)	(390)	—	—	(390)	(904)	—	—	(904)

		(6,023)	58	(22)	(5,987)	(3,973)	(228)	38	(4,163)

Year ended 31 March 2003

(i)	The Group announced a restructuring of the Cable & Wireless Global business on 13 November 2002. Exceptional costs in the period of £248 million associated with this restructuring include £182 million in respect of property costs, £52 million in respect of redundancy costs and £14 million of other costs. Other exceptional costs relate to integration costs of Digital Island and the business activities of Exodus of £31 million, redundancy costs of £38 million principally in Cable & Wireless Regional, £44 million of provisions in respect of rentals on vacant properties and £81 million in respect of onerous network contracts and distressed carrier asset write-offs.

(ii)	The Group has carried out a review to determine whether there has been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group’s income generating units have been compared to their recoverable amounts, represented by their value in use to the Group. The charge has been determined in accordance with FRS11 which involves amongst other factors using a growth rate of 2.5% after five years (based on a nominal increase in GDP for the countries in which the Group operates), and a discount rate of 14%. The resulting charge in Cable & Wireless Global is £10 million and in other operations £2 million in respect of goodwill and £1,479 million in respect of fixed assets. This charge is in addition to the charge of £2,713 million in respect of goodwill and £787 million in respect of fixed assets recognised at the half year. Exceptional depreciation also includes the write-off of redundant fixed assets of £58 million. Tax credits of £48 million are available on the Cable & Wireless Regional impairment charges of £191 million which was disclosed in the 2002 Group financial statements.

(iii)	The Group has exited its US retail voice business as announced on 15 May 2002. The exceptional costs associated with this amount to £288 million and include exit costs of £200 million, redundant fixed asset write downs of £57 million included in the exceptional depreciation charge and other write downs of £31m. In addition, £84 million of accrued costs relating to disposals in previous years, principally the disposal of the consumer operations of Cable & Wireless Communications plc on 30 May 2000, have been released. (Discontinued - £204 million).

(iv)	Profit of £62 million on disposal of fixed assets principally comprises a £54 million gain on the sale of part of the Group’s interest in MobileOne (Asia) Pte Ltd (Joint ventures and associates £54 million, Other £8 million).

(v)	The current asset investments principally relating to Pacific Century CyberWorks Ltd (PCCW) have been written down to market value at 31 March 2003 (£274 million). The shares held by the ESOP trust have been written down by £116 million to market value at 31 March 2003. (Cable & Wireless Global £7 million, Other £383 million).

Year ended 31 March 2002

(vi)	Exceptional items included in other operating costs relate principally to provisions in respect of ongoing obligations associated with businesses withdrawn from and redundant assets (Cable & Wireless Global £112 million, discontinued operations £6 million), costs associated with the integration of the Web hosting businesses (Cable & Wireless Global £44 million) and redundancy and reorganisation costs incurred (Cable & Wireless Global £48 million).

(vii)	The Group carried out a review as at 31 March 2002 to determine whether there had been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group’s income generating units were compared to their recoverable amounts, represented by their value in use to the Group. In accordance with FRS11, the value in use of each of the Group’s income generating units was determined with reference to the Group’s five year plan, which had been approved by the Board, using a growth rate of 2.5% in the period beyond the Group’s five year plan (based on a nominal increase in GDP for the countries in which the Group operates), and an average discount rate of 11%. The resulting charge in Cable & Wireless Global is £2,007 million in respect of goodwill and £1,502 million in respect of fixed assets and in Cable & Wireless Regional £191 million in respect of fixed assets and £87 million in respect of fixed assets in discontinued operations. In addition, £129 million of fixed assets relating to Cable & Wireless Global businesses withdrawn from service were written off at 30 September 2001.

(viii)	The Group disposed of its interest in Cable & Wireless Optus Limited to Singapore Telecommunications Limited (SingTel) on 6 September 2001 resulting in a gain of £1,057 million and was included as part of discontinued operations. The consideration received included shares and bonds issued by SingTel which were converted into cash.

(ix)	Current asset investments held in ntl Incorporated (ntl) and CMGI Inc. were written down to nil value and the investment in PCCW written down to estimated realisable value (Other £904 million).

Reconciliation of operating loss to net cash inflow from operating activities for the year ended 31 March

	2003 £m	2002 £m

Operating loss	(6,075)	(5,025)
Add back non-cash items:
Depreciation and amortisation (before exceptional items)	861	1,634
Exceptional non-cash items	5,446	3,916
Other non-cash items	27	197
Decrease/(increase) in stocks	33	(90)
Decrease/(increase) in debtors	882	(182)
Decrease in creditors	(893)	(156)
Fundamental reorganisation costs	(89)	(133)
Net cash outflow in respect of provisions	(97)	(67)

Net cash inflow from operating activities	95	94

Reconciliation of net cash flow to movement in net funds/(debt)
for the year ended 31 March

	2003 £m	2002 £m

(Decrease)/increase in cash in the year	(2,120)	1,635
Cash outflow/(inflow) resulting from (increase)/decrease in debt and lease financing	581	(538)
Cash outflow/(inflow) resulting from increase/(decrease) in liquid resources	1,040	(2,586)

Decrease in net debt resulting from cash flows	(499)	(1,489)
Borrowings of businesses acquired and disposed	—	1,239
Translation and other differences	87	(22)

Movement in net debt in the year	(412)	(272)
Net funds at 1 April	2,020	2,292

Net funds at 31 March	1,608	2,020

Analysis of changes in net funds

	At 1 April 2002 £m	Cash Flow £m	Exchange movements £m	At 31 March 2003 £m

Cash at bank and in hand	216	(7)	(13)	196
Short term deposits repayable on demand	2,240	(2,121)	21	140
Bank overdrafts	(11)	8	1	(2)

	2,445	(2,120)	9	334

Liquid resources	1,823	1,040	(45)	2,818

Debt due within 1 year	(226)	(707)	110	(823)
Debt due after 1 year	(2,022)	1,288	13	(721)

Total debt	(2,248)	581	123	(1,544)

Total net funds	2,020	(499)	87	1,608

US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to present net income and shareholders’ equity in accordance with US GAAP are shown below.

Reconciliation of UK/US GAAP - net income
 for the year ended 31 March

	2003 £m		2002* £m

Net loss as reported under UK GAAP	(6,533)		(4,954)

US GAAP adjustments:
Amortisation and impairment of goodwill and other intangible assets	53		(242)
Customer acquisition costs	(5)		16
Restructuring costs and onerous contracts	149		(69)
Derivative and hedge accounting	(59)		64
Partial depreciation	—		(3)
Capitalisation of interest	(6)		(28)
Deferred tax-differences in accounting for income tax standards	58		(27)
Marketable securities	4		(126)
Pension costs	18		(15)
Gain on sale of subsidiary	—		33
Capacity sales	2		(13)
Stock based compensation	(4)		(26)
ESOP Shares	120		—
Other	10		(10)
Minority interest on reconciling items	(21)		21

Net loss under US GAAP before cumulative effect of change in accounting principle	(6,214)		(5,379)
Cumulative effect of change in US accounting principle for derivatives in 2002	—		8

Net loss under US GAAP	(6,214)		(5,371)

Loss per share under USGAAP
— Basic	(266.7	)p	(196.5	)p
— Diluted	(266.7	)p	(196.5	)p
Loss per ADR under US GAAP**
— Basic	(800.1	)p	(589.5	)p
— Diluted	(800.1	)p	(589.5	)p

*	The results for 2002 have been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption ofUITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.

**	Computed on the basis that one ADR represents three Ordinary Shares.

Reconciliation of UK/US GAAP - shareholders’ equity
for the year ended 31 March

	2003 £m	2002* £m

Shareholders’ equity as reported under UK GAAP	2,149	8,958
US GAAP adjustments:
Goodwill and other intangible assets	307	284
Customer acquisition costs	(11)	(8)
Restructuring costs	146	—
Derivative and hedge accounting	(1)	60
Capitalisation of interest	16	22
Deferred tax - difference in accounting for income tax standards	—	(58)
Gain/(loss) on marketable securities	42	(2)
Pension costs	(454)	(36)
ESOP shares	(38)	(123)
Proposed final dividend	—	83
Capacity sales	(27)	(29)
Other	(5)	(15)
Minority interest on reconciling items	1	22

Shareholders' equity under US GAAP	2,125	9,158

*	The shareholders’ equity reconciliation for 2002 has been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.

Additional information for US investors

Additional information and specific enquiries concerning Cable & Wireless ADRs should be addressed to Citibank, N.A., American Depositary Receipts, 111 Wall Street, New York, NY 10043, USA, (Telephone: Shareholder Services - 001-800-422-2066).

Nature of Financial Statements

These financial statements are not the full financial statements for the Group. The abridged profit and loss account and balance sheet for the year to 31 March 2002 is an extract from the full accounts for that year which have been delivered to the Registrar of Companies; the report of the auditors on those accounts was unqualified. The full financial statements for this year, on which the Auditors have reported without qualification, have not yet been delivered to the Registrar of Companies. A full copy of the financial statements or the Annual Review will be mailed to shareholders on 25 June 2003 and can be obtained thereafter from K.K. Claydon, Company Secretary, at 124 Theobalds Road, London WC1X 8RX.

Annual General Meeting

The Annual General Meeting will be held at 11.30am on 25 July 2003.

If you have any enquiries as a UK shareholder, please call the Company Secretary’s Office on 020 7315 4000. US shareholders should call Citibank, N.A. on 001-800-422-2066.

APPENDIX A

In presenting financial information for the year ended 31 March 2003 regarding the businesses that formed part of Global, certain assumptions have been made regarding revenue and cost allocation based on unaudited management information. This is necessary as the businesses have not been managed separately throughout the year. As announced today, these businesses will now be managed separately, with individual balance sheets, profit and loss accounts and cashflows, and formal intragroup pricing. The information provided today should therefore be used as a guide to the relative performance of the businesses. It may not be directly comparable with future analysis.

Cable & Wireless Group Performance Analysis

Continuing Operations	Global	Regional	Corporate	Other	2003	2002	Reported	Constant
							Growth	Currency
								Growth
	£m	£m	£m	£m	£m	£m	%	%

Revenue	2,867	1,411	—	(31)	4,247	4,703	(10)	(5)

Outpayments & network costs	1,862	443	—	(31)	2,274	2,611
Staff costs	630	206	32		868	819
Other Costs	495	172	9		676	490

Total Operating costs	2,987	821	41	(31)	3,818	3,920	(3)	(1)

Adjusted EBITDA	(120)	590	(41)	—	429	776	(45)	(38)

Adjusted operating profit/(loss)*	(667)	504	(44)	—	(207)	(65)	(218)

* Stated before exceptionals and goodwill amortisation
Reconciliation to Consolidated Operating Loss	2003	2002

	£m	£m

Group operating loss before exceptionals and goodwill amortisation	(207)	(65)

Operating exceptional items	(5,548)	(4,126)
Amortisation before exceptionals	(126)	(562)
Discontinued items before exceptionals	(119)	(159)

Total operating loss	(6,000)	(4,910)

Cable & Wireless Regional Performance Analysis

Continuing	Caribbean	Panama	Macau	Rest of	2003	2002	Growth	Constant
Operations				the World	Total	Total		currency
								Growth
	£m	£m	£m	£m	£m	£m	%	%

International Voice	268	42	35	92	437	506	-14	-5

Domestic Voice	236	162	20	33	451	471	-4	5
Mobile	143	38	58	50	289	250	16	26
IP & Data	84	22	27	20	153	143	7	17
Other	52	15	10	4	81	89	-9	-1

Total Revenue	783	279	150	199	1,411	1,459	-3	6

Growth	-9%	-6%	3%	25%	-3%
Constant currency growth	1%	1%	11%	37%	6%

Outpayments & network costs	242	69	61	71	443	439
Staff costs	127	33	15	31	206	217
Other Costs	116	41	14	1	172	176

Total Op co	485	143	90	103	821	832	-1	9

Adjusted EBITDA	298	136	60	96	590	627	-6	2

EBITA	220	91	42	76	429	443	-3	5

JVs & Assocs	35	—	—	40	75	77	-3

Adjusted operating profit*	255	91	42	116	504	520	-3

‘Rest of the World’ comprises the results of C&W Regional’s businesses in the Atlantic, Pacific and Indian Oceans, the Middle East and C&W Guernsey.

In FY 2001/02 Cable & Wireless disposed of its interest in Mitratel. The results for Mitratel have been excluded from the table above. Mitratel contributed £7m to revenues, £2m to EBITDA and £1m to operating profit in the prior year.

* Operating profit is stated before exceptionals and goodwill amortisation.

Cable & Wireless Global Performance Analysis

	US	UK	Europe	Japan	2003	2002	Growth
	£m	£m	£m	£m	£m	£m	%

Revenues
Enterprise	256	449	19	40	764	631	21
Service Provider	108	725	223	75	1,131	1,472	-22
Business	148	554	62	208	972	1,161	-16

Continuing Revenue	512	1,728	304	323	2,867	3,264	-12

Growth	-3%	-16%	0%	-11%	-11%
Constant currency growth	4%	-16%	2%	-4%	-5%
Discontinued	144	-	-	-	144	281	-49

Total Revenue	656	1,728	304	323	3,011	3,545	-15

Growth	-19%	-16%	0%	-11%	-15%

Outpayments & network costs	279	1,160	240	183	1,862	2,202	-15
Staff costs	257	292	55	54	658	569	10
Other operating costs	187	166	50	64	467	296	68

Total Operating costs	723	1,618	345	301	2,987	3,067	-3

Adjusted EBITDA
Continuing operations	(211)	110	(41)	22	(120)	197
Discontinued	(95)	—	—	—	(95)	(241)

Total EBITDA	(306)	110	(41)	22	(215)	(44)

Adjusted Continuing Operating (loss)	(255)	(303)	(69)	(40)	(667)	(534)

All figures are based on Cable & Wireless management information and are unaudited. The figures above reflect the impact of UITF Abstract 36 ‘Contracts for sales of capacity’ and exclude the impact of capacity sales as defined by that statement.

Operating loss is stated before goodwill amortisation but includes joint ventures and associates.